Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements (Nos. 333-287339, 333-274583, 333-259493 and 333-249328) on Forms S-8 of our reports dated February 26, 2026, with respect to the consolidated financial statements of Burford Capital Limited and the effectiveness of internal control over financial reporting.
/s/ KPMG LLP
New York, New York
February 26, 2026